September 21, 2007
Daniel Morris
Attorney-Advisor
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re: TRW Automotive Holdings Corp.
  Definitive 14A
  Filed March 30, 2007
  File No. 001-31970
Dear Mr. Morris:
     On behalf of TRW Automotive Holdings Corp. (the “Company”), we are providing the following responses to the comments contained in the comment letter of the Staff of the Securities and Exchange Commission (the “Commission”) to the Company, dated August 21, 2007, relating to the Company’s above-referenced Proxy Statement (the “2007 Proxy Statement”). For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein. Except to the extent otherwise indicated below, we intend to comply with these comments in our future filings and, to the extent material to an investor’s understanding of our compensation programs, to provide the information requested in the comments.
Compensation Committee, page 9
1.	Please revise your discussion of the functions performed by your compensation consultants to address for each consultant the nature and scope of its assignment, including its role in determining and recommending compensation, and any other material elements of the consultant’s functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

To further clarify the information in the 2007 Proxy Statement, Mercer Human Resource Consulting (“Mercer”) was engaged by the Compensation Committee in 2004 to assist in the formulation of a compensation program for TRW’s top 5 executives and the next most senior 34 executives. TRW had just completed its initial public offering in February, 2004 and the committee wanted to establish a market competitive and appropriate compensation program. In formulating its recommendations Mercer interviewed 10 executives and used two sources of data – a peer group of 12 companies comparable in size and industry to TRW (Delphi Corporation, Johnson Controls, Inc., Visteon Corporation, Lear Corporation,

Magna International Inc., The Goodyear Tire and Rubber Company, Eaton Corporation, Dana Corporation, ArvinMeritor, Inc., Tenneco Inc., American Axle & Manufacturing Holdings, Inc. and Borg Warner Inc.) and survey data based on functional responsibility and position scope. Mercer recommended a compensation program that included base pay, annual cash bonus and a long-term incentive opportunity. The Compensation Committee used Mercer’s data and recommendations to establish TRW’s executive compensation program. While Mercer’s engagement by the Compensation Committee has not been ongoing, the Compensation Committee continues to refer to the Mercer 2004 report in its work.

Since 2004 the Compensation Committee has not directly engaged a compensation consultant but does review, as explained on page 9 of the 2007 Proxy Statement, compensation survey data provided by Mercer to management. The nature and scope of the annual engagement of Mercer by management is described on page 9 of the 2007 Proxy Statement.

If a compensation consulting firm is engaged by the Compensation Committee in 2007, we will reflect that in the disclosure in next year’s Proxy Statement and, through incorporation by reference, the Form 10-K (collectively, the “2008 Proxy Statement”) and further describe the nature and scope of the engagement.
2.	You state that your Chief Executive officer has relied on industry compensation surveys by Hewitt Associates and Automotive Operations Survey Group. Please identify the companies included in these compensation surveys. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Item 402(b)(2) of Regulation S-K states that “while the material information to be disclosed under the Compensation Discussion and Analysis will vary depending upon the facts and circumstances, examples of such information may include... whether the registrant engaged in any benchmarking ... identifying the benchmark and, if applicable, its components (including component companies)”.

We did not deem it material to an investor to name all of the companies that participated in the compensation surveys we referenced. We believed naming the surveys and identifying these surveys in the 2007 Proxy Statement as “paid subscription services” on page 9 provided the investor with adequate disclosure as to their nature. In addition, it would be impracticable to list all of these companies in the case of Hewitt because hundreds of companies participate in such subscription service. In the 2008 Proxy Statement, assuming we continue to use the Hewitt subscription service, we will enhance our description of the survey data drawn from the Hewitt subscription service by indicating the number of companies, the industry and revenue size used for each executive comparison. For the Automotive Operations Survey Group we will list the companies who participated in the survey.

3.	If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Further, you note in the second paragraph on page 18 that “management” submits comparisons of the company’s compensation levels to that of an “industry peer group.” Please identify the companies comprising the peer group. Refer to Item 402(b)(2)(xv) of Regulation S-K. Refer to Item 402(b)(2)(xiv) of Regulation S-K. Disclose where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

The peer group referred to on page 18 was the group that was identified on page 9 of the 2007 Proxy Statement, and they were Johnson Controls, Inc., Lear Corporation, Visteon Corporation, The Goodyear Tire and Rubber Company, Eaton Corporation, ArvinMeritor, Inc., Tenneco Inc., American Axle & Manufacturing Holdings, Inc. and Borg Warner Inc.

To clarify the discussion in the 2007 Proxy Statement, we do not benchmark different elements of our compensation against different benchmark groups. We look to the survey data to establish competitive levels for total direct compensation. We look to levels set between market median and the 75th percentile of the Automotive Operations Survey Group and (as discussed on page 9 of the 2007 Proxy Statement) market data gathered by Mercer with respect to manufacturing companies of comparable size, taking into account the executive’s experience, performance and value to the company. The market data gathered by Mercer for 2006 consisted of approximately 300 durable goods manufacturing companies with the applicable data regressed to reflect a company with annual revenue of $13 billion. The Compensation Committee uses these levels as guidelines but not rigid target ranges.
2006 Execution of the Executive Compensation Program, page 21
4.	Please provide an expanded analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion and Analysis, and as to each compensation element, provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. For example, disclose the subjective determinations underlying the cash incentive awards made to each named executive officer’s annual cash. Similarly, discuss how the specific number of stock options granted to each named executive officer was determined. Please revise your Compensation Discussion and Analysis such that investors are provided with an understanding of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer’s compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

The response to this question as it relates to the annual cash incentive is addressed in question 5 below.

With respect to equity awards, the Compensation Committee relies on the Mercer 2004 report to establish the broad target value for each executive based on their position, and then evaluates each executive’s recent performance, their overall contribution and value to the company and the need to retain the executive to provide longer-term value to the company in deciding on equity award amounts. The Compensation Committee does not judge performance, contribution or value to the company based on a formal rating scale but rather holistically. Equally the desire and need to retain an executive is considered in awarding equity.
     Annual Cash Incentive Payments, page 21
5.	The weighting of the subjective component of the annual cash incentive calculation was increased by 5%, at the discretion of the committee. Please more fully address the discretion exercised by the compensation committee with respect to your compensation programs, including whether the company has discretion to award equity or cash bonuses if the company fails to meet performance targets or, alternatively, limit (or increase) incentive awards when performance criteria are satisfied. Refer to Item 402(b)(2)(vi) of Regulation S-K.

As disclosed in the 2007 Proxy Statement, our annual cash incentive (bonus) target for each executive is set at a fixed percentage of base pay, which is specified in the executive’s employment agreement. For our CEO the target is 200% of base pay, the COO 130% and the other named officers 90%. This is in line with our philosophy of higher reward potential for positions of greater responsibility. It is also in line with market practices.

The annual bonus award is based on three components, an EBITDAP metric weighted at 40% of the total target, a Cash flow metric weighted at 40% of the total target and a discretionary component weighted at 20% of the total target value. These components are described on page 19 of the 2007 Proxy Statement. While the Compensation Committee may exercise judgment over all three components, the first two are primarily formulaic and provide a payout amount

(subject to certain adjustments, as discussed below) that are directly attributable to the attainment of the metric. An overachievement of objectives delivers an equivalent increase in cash incentive payment, subject to a cap at 125% of target. The Compensation Committee may make adjustments to EBITDAP or cash flow objectives to reflect unusual or other factors, as discussed on page 21 of the 2007 Proxy Statement.

The final component (the discretionary factors) is discretionary by its nature and allows the committee to consider such items as company performance versus general industry conditions, and managements’ achievement of specific strategic factors. Examples include the integration of an acquisition, execution of a desired shift in customer mix or the launch of a new product line, among others.

This discretionary component has a target weighting of 20% of the total target value. This component also has a maximum payout of 125%. The Compensation Committee awarded management the maximum payout of 125% of this component in 2006 based on the committee’s assessment of a number of factors, the most significant of which were the following : the Company’s performance in light of industry volumes and as compared to others in its peer group; new business awards; actions taken to control pension and healthcare costs; and management of the Company’s capital and tax structure.

In most years the committee will award all named officers with the same payout percentage based on the description provided above. The committee may award an executive a higher percentage payout if the committee felt the individual executive’s contributions significantly exceeded the committee’s expectations.

6.	It appears that performance targets for the 2007 annual and long-term incentive programs have already been set. We remind you that the Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. Accordingly, please disclose your post-2006 targets, to the extent they are known. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

In discussing examples of actions taken after the last fiscal year end that should be addressed in the Compensation Discussion and Analysis, Section II.B.1 of the Commission Release 33-8732A and Instruction 4 to Item 402(b) of Regulation S-K mention “the adoption or implementation of new or modified programs and policies or specific decisions that were taken that could affect a fair understanding of the named executive officer’s compensation for the last fiscal year.” The setting of our 2007 incentive compensation targets followed the parameters already discussed in the Compensation Discussion and Analysis (i.e. an EBITDAP and cash flow target, together with a discretionary component) and was not related to a new program or policy. Furthermore, it did not shed any light on 2006 compensation. Accordingly, we did not believe that the 2007 targets were required in the discussion. We have reviewed this matter and continue to believe that disclosing the 2007 targets was not material to 2006 compensation.
Stock Options and Restricted Stock Units, page 22
7.	To the extent that individual performance is a factor in your decisions to awards stock options and restricted stock units, provide a detailed discussion of the criteria used to assess individual performance and contributions. Please explain how the individual criteria are measured. Refer to Item 402(b)(2)(vii) of Regulation S-K. Also disclose how the compensation committee applied these criteria to each named executive officer in setting each specific award.

Our response to this comment was addressed in our response to question 4.

In the 2008 Proxy Statement, we will disclose the number of options and restricted stock units awarded to each executive officer and how the Compensation Committee arrived at these amounts, including individual performance and contributions to the extent that was a factor and to the extent we deem it material to an investor’s understanding of our compensation programs.
Summary Compensation of Executive Officers, page 26
8.	As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation of, and equity awards to, Mr. Plant differ so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis.

As shown in the Summary Compensation Table for 2006, the total compensation and equity award value to Mr. Plant are greater than that of the second highest compensated executive officer by a factor of 2.9 times . The committee feels this is appropriate.

A large portion of Mr. Plant’s total compensation (almost half) is attributable to his change in pension value (of which approximately a quarter is due to currency fluctuations). This is in contrast to that of the other named executive officers, whose change in pension value is a much smaller component of total compensation. Mr. Plant is a highly compensated long-term senior executive and has built up a substantial pension in his years of service to the Company and its predecessors whereas other executives have less years of service and lower levels of pension benefits and participate in different pension arrangements which are based on the legacy company in which they commenced employment. Mr. Plant’s supplemental retirement plan, to which he is entitled under the terms of his employment agreement, is further described on page 23 of the 2007 Proxy Statement. In the 2008 Proxy Statement, we will endeavor to highlight this difference to the extent that it is material.

In addition, as discussed under “Compensation Discussion and Analysis”, the Compensation Committee believes that the proportion of an executive officer’s total compensation that varies with performance (either our financial performance or the value of our stock) should increase as the scope and level of the individual’s responsibilities increase. Accordingly, Mr. Plant’s total option grants, restricted stock awards and non-equity incentive plan compensation were a larger percentage of his total compensation than that of the other executive officers because as CEO the scope and level of his responsibilities was greater.
Potential Payments upon Termination of Change in Control, page 34
9.	We direct you to Item 402(j)(1) of Regulation S-K and note that you have omitted discussion of the definitions of key terms of the employment agreements disclosed. Please concisely define within the proxy terms such as “cause”, “disability”, “good reason” and “change in control.”

We agree with this comment and will add appropriate definitions to the 2008 Proxy Statement.

10.	Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined for purposes of termination and severance packages. See paragraphs (b)(I)(v) and (j)(3) of Item 402 of Regulation S-K. Also disclose how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

The termination and severance packages for Mr. Plant and the other named executive officers, which are outlined commencing on page 34 of the 2007 Proxy Statement, were negotiated in connection with a leveraged buyout in 2003 as part of their employments agreements, as explained on page 17 of the 2007 Proxy Statement. The Compensation Committee continues to believe that these plans are appropriate. While the committee recognizes the potential value of these plans in the event of a termination or change in control, they do consider severance plans separately and distinct from ongoing compensation plans with each serving a separate and unique purpose. Because the termination and severance arrangements described in the 2007 Proxy Statement were part of employment packages negotiated in 2003, there is no direct relationship between those arrangements and current compensation decisions. If in the future there is a material relationship between those arrangements and other elements of compensation, we will address it.
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments on our responses, please contact me at 724-855-2603 or, in my absence, Barbara Novak at 734-855-2804.
Sincerely,
/s/ David L. Bialosky
David L. Bialosky
Executive Vice President and General Counsel
TRW Automotive Holdings Corp.